Mail Stop 4561

October 30, 2008

Wayne Pham
Vice President of Finance & Controller
Mission West Properties, Inc.
10050 Bandley Drive
Cupertino, CA 95014

      Re: **Mission West Properties, Inc.**
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              Filed March 14, 2008
              File No. 001-34000

Dear Mr. Pham:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Kevin Woody
              Branch Chief